UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 3, 2018

ILG, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-34062	26-2590997
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6262 Sunset Drive, Miami, FL	33143
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 666-1861

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On July 3, 2018, ILG, Inc. (“ILG”) issued a press release announcing that it has established a meeting date of August 28, 2018 for the special meeting of its stockholders to consider and vote upon a proposal to approve and adopt the previously announced Agreement and Plan of Merger, dated April 30, 2018, by and among Marriott Vacations Worldwide Corporation, ILG, Ignite Holdco, Inc., Ignite Holdco Subsidiary, Inc., Volt Merger Sub, Inc., and Volt Merger Sub LLC., and other related matters.  ILG stockholders of record at the close of business on July 13, 2018 will be entitled to receive notice of the special meeting and to vote at the special meeting.

A copy of the press release announcing the record date and meeting date for the special meeting is attached as Exhibit 99.1 hereto and incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding ILG, Inc.’s (the “Company”) and Marriott Vacations Worldwide Corporation’s (“MVW”) expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and MVW; our beliefs relating to value creation as a result of a potential combination of the Company and MVW; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and MVW’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in MVW’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and MVW, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that MVW’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and MVW will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and MVW described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995.  We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-

looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and MVW will be submitted to the Company’s stockholders and MVW’s stockholders for their consideration.  In connection with the proposed transaction, MVW prepared a registration statement on Form S-4 that included a preliminary joint proxy statement/prospectus for the stockholders of the Company and MVW and was filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2018, and each will mail the definitive joint proxy statement/prospectus to their respective stockholders and will file other documents regarding  the proposed transaction with the SEC. These preliminary materials are not yet final and will be amended.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or MVW may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or MVW with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com.

PARTICIPANTS IN THE SOLICITATION

The Company, MVW, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018 and in its definitive proxy statement filed with the SEC on May 7, 2018, and information about MVW’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and in its definitive proxy statement filed with the SEC on April 3, 2018.  These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.ilg.com and from MVW by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MVW with the SEC on June 6, 2018 and may be included in other relevant materials that the Company and MVW file with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits to this Form 8-K

Exhibit No.	Description
99.1	Press release issued July 3, 2018 by ILG, Inc., announcing Record Date and Meeting Date for Special Meeting for Proposed Merger with Marriott Vacations Worldwide

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ILG, Inc.

	By:	/s/ Victoria J. Kincke
	Name:	Victoria J. Kincke
	Title:	Executive Vice President, General Counsel and Secretary

Date: July 3, 2018

[Signature Page to Form 8-K Announcing the Meeting / Record Date]